Exhibit 99.1

China Lending Corporation Reports Unaudited Financial Results for the Three and
Nine Months Ended September 30, 2017

Beijing & Urumqi, November 13, 2017 /PRNewswire/ – China Lending Corporation (“China Lending” or the “Company”) (Nasdaq: CLDC), a leading non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, today reported its unaudited financial results for the three and nine months ended September 30, 2017.

Third Quarter 2017 Highlights

	For the Three Months Ended September 30,
($ millions, except per share data)	2017 (Unaudited)	2016 (Unaudited)	%Change
Revenues	$2.92	$9.02	-67.6%
Interest expenses	$(1.27)	$(1.17)	8.3%
Provision for loan losses	$(17.35)	$(1.86)	834.3%
Net interest income/(loss)	$(15.70)	$5.99	-362.0%
Non-interest expenses, net	$(0.53)	$(1.29)	-58.3%
Income/(loss) before tax	$(16.23)	$4.70	-445.4%
Income tax benefit/(expense)	$(2.40)	$(0.83)	-388.6%
Net income/(loss)	$(13.83)	$3.87	-457.7%
Dividend - Series A convertible preferred stock	$(0.17)	$(0.16)	6.1%
Net income/(loss) attributable to common shareholders	$(14.00)	$3.71	-477.9%
Earnings/(loss) per share - Basic	$(0.76)	$0.23	-426.9%
Earnings/(loss) per share - Diluted	$(0.76)	$0.22	-441.6%

●	The Company issued 35 loans with an aggregate amount of $21.70 million during the third quarter of 2017, compared to 116 loans with an aggregate amount of $83.85 million for the same period of last year.
●	Quarterly interest and fee income decreased by 67.6% to $2.92 million for the third quarter of 2017, compared to $9.02 million for the same period of last year. The decrease was mainly due to reduced interest rates on loans this year in response to increasing competitive pressure and the significant decrease in interest received on certain supply chain financing loans related to certain customers who faced financial difficulties.
●	Net loss attributable to ordinary shareholders was $14 million, or net loss of $0.76 per diluted share for the third quarter of 2017. This compares to net income attributable to ordinary shareholders of $3.71 million, or $0.22 per diluted share, for the same period of last year.
●	Loans receivable, net of provision for loan losses, was $151.69 million as of September 30, 2017, compared to $148.29 million as of December 31, 2016. Provision for loan losses was $17.35 million for the third quarter of 2017, compared to $1.86 million for the same period of last year.
●	The Company paid $633,600 as dividends on the Series A Convertible Redeemable Preferred Shares in cash. Dividends accrued on the Series A Convertible Redeemable Preferred Shares were $214,527 as of September 30, 2017 compared to $333,327 as of December 31, 2016.

Jingping Li, Co-founder and Chief Executive Officer of China Lending, commented, “Our disappointing third quarter financial results highlighted increasing pressure faced by the micro-lenders including us as the growth momentum of the overall micro lending industry slows and competition heats up. While we have lowered interest rates on new loans to keep up with the peers, we also were setback in the third quarter as financial difficulties at certain supply chain financing customers drove significant decline in interest and fee income, dramatic increase in loan loss provisions and rapidly deteriorating cash flow situation. We are closely monitoring the situation at those customers and expect further impact on our business as additional loans become due over time based on management’s current assessment.”

Third Quarter 2017 Financial Results

Interest and fee income

For the three months ended September 30, 2017, total interest and fee income, which include interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, decreased by $6.10 million, or 67.6%, to $2.92 million from $9.02 million for the same period of last year. The decrease was mainly due to reduced interest rates this year as a result of competitive pressure and the significant decrease in monthly interest received on certain supply chain financing loans related to certain customers who faced financial difficulties.

Interest expense

The Company borrows funds, which includes short-term bank loans, a secured loan and loans from cost investment investee, to fund its direct lending business. For the three months ended September 30, 2017, total interest expense increased by $0.10 million, or 8.3%, to $1.27 million from $1.17 million for the same period of last year. The increase was mainly related to increase in short-term bank loans, partially offset by a decrease in interest expense and fees on the secured loan.

Provision for loan losses

For the three months ended September 30, 2017, provision for loan losses was $17.35 million, compared to $1.86 million for the same period of last year. The increase was mainly related to certain supply chain financing loans as certain customers were facing financial difficulties. We are closely monitoring the situation at those customers and expect further impact on our business as additional loans become due over time based on management’s current assessment.

Net interest income/(loss)

After deducting for interest expense and provision for loan losses, net interest loss was $15.70 million for the three months ended September 30, 2017, compared to net interest income of $5.99 million for the same period of last year. The decrease was mainly due to the decrease of total interest income and an increase in provision for loan losses.

Non-interest expenses

Salaries and employee surcharge for the three months ended September 30, 2017 decreased by $0.12 million, or 38.8%, to $0.20 million from $0.32 million for the same period of last year. Business taxes and other taxes for the three months ended September 30, 2017 decreased by $0.04 million, or 62.9%, to $0.02 million from $0.06 million for the same period of last year. Other operating expenses decreased by $0.56 million, or 58.4%, to $0.39 million from $0.95 million for the same period of last year. As a result, total non-interest expenses for the three months ended September 30, 2017 decreased by $0.72 million, or 53.9%, to $0.61 million from $1.33 million for the same period of last year, which was mainly due to the following reasons: (1) the decrease in employee expenses due to departure of certain employees in the third quarter of 2017; (2) the decrease in business taxes and other taxes in line with the decrease in total interest income; and (3) the decrease in expenses related to travel, entertainment and other professional activities as a result of headcount reduction.

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Income/(loss) before income tax, net income/(loss) and EPS

For the three months ended September 30, 2017, loss before income tax was $16.23 million, compared to income before income tax of $4.70 million for the same period of last year. The income tax benefit was $2.40 million for the three months ended September 30, 2017, compared to an income tax expense of $0.83 million for the same period of last year due to the above-mentioned reasons.

For the three months ended September 30, 2017, net loss was $13.83 million, compared to net income of $3.87 million for the same period of last year. After deducting for dividends paid for the Series A Convertible Redeemable Preferred Stock, net loss allocated to ordinary shareholders was $14 million, compared to net income allocated to ordinary shareholders of $3.71 million for the same period of last year.

Basic and diluted loss per share were $0.76 for the three months ended September 30, 2017, compared to basic and diluted earnings per share of $0.23 and $0.22, respectively, for the same period of last year.

Loan Portfolio

	For the Three Months Ended September 30,
	2017				2016
	No. of loans	%	Loan amount ($M)%		No. of loans	%	Loan amount ($M)%
Supply chain financing	4	11.4%	6.47	29.8%	65	56.1%	56.52	67.4%
Commerce & service	27	77.1%	10.79	49.7%	35	30.2%	18.87	22.5%
Manufacturing	0	0.0%	0.00	0.0%	4	3.4%	2.04	2.4%
Real estate	2	5.7%	3.91	18.0%	0	0.0%	0.00	0.0%
Agriculture	0	0.0%	0.00	0.0%	6	52%	5.14	6.1%
Energy and mining	1	2.9%	0.52	2.4%	0	0.0%	0.00	0.0%
Consumer credit	1	2.9%	0.01	0.1%	2	1.7%	0.08	0.1%
Others	0	0.0%	0.00	0.0%	4	3.4%	1.20	1.5%
Total	35	100.0%	21.70	100.0%	116	100.0%	83.85	100.0%

As of September 30, 2017, the Company’s loans covered over seven industries, including supply chain financing, commerce and service, agriculture, real estate, manufacturing, energy and mining and consumer credit. The Company issued 35 loans which aggregated to $21.70 million for the three months ended September 30, 2017, compared to 116 loans which aggregated to $83.85 million for the same period of last year. Commerce and service was the largest segment, accounting for 49.7% of total loan amount with 27 loans issued for the three months ended September 30, 2017. Supply chain financing was the second largest segment, accounting for 29.8% of total loan amount with 4 loans issued for the three months ended September 30, 2017.

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Nine Months Ended September 30, 2017 Financial Results

	For the Nine Months Ended September 30,
($ millions, except per share data)	2017	2016	%Change
Revenues	$19.15	$26.90	-28.8%
Interest expenses	$(3.72)	$(3.85)	-3.4%
Provision for loan losses	$(19.41)	$(3.51)	452.3%
Net interest income/(loss)	$(3.98)	$19.54	-120.4%
Non-interest expenses, net	$(2.37)	$(2.80)	-15.5%
Income/(loss) before tax	$(6.35)	$16.74	-137.9%
Income tax benefit/(expense)	$0.73	$(3.02)	-124.1%
Net income/(loss)	$(5.62)	$13.72	-140.9%
Dividend - Series A convertible preferred stock	$(0.51)	$(0.16)	218.3%
Net income/(loss) attributable to common shareholders	$(6.13)	$13.56	-145.2%
Earnings/(loss) per share - Basic	$(0.37)	$0.71	-151.8%
Earnings/(loss) per share - Diluted	$(0.37)	$0.67	-154.3%

Interest and fee income

For the nine months ended September 30, 2017, total interest and fee income, which include interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, decreased by $7.75 million, or 28.8%, to $19.15 million from $26.90 million for the same period of last year. The decrease in interest and fee income was mainly due to reduced interest rates this year as a result of competitive pressure and the significant decrease in monthly interest received during the third quarter on certain supply chain financing loans related to certain customers who faced financial difficulties. We are closely monitoring the situation at those customers and expect further impact on our business as additional loans become due over time based on management’s current assessment.

Interest expense

The Company borrows funds, which include short-term bank loans, a secured loan and loans from cost investment investee, to fund its direct lending business. For the nine months ended September 30, 2017, total interest expense decreased by $0.13 million, or 3.4%, to $3.72 million from $3.85 million for the same period of last year. The decrease was mainly related to decrease in interest expense and fees on the secured loan.

Provision for loan losses

For the nine months ended September 30, 2017, provision for loan losses was $19.41 million, compared to $3.51 million for the same period of last year. The increase was mainly related to certain supply chain financing loans as certain customers were facing financial difficulties. The Company has accrued provision for loan losses of $26.23 million against gross loans receivables as of September 30, 2017 for potential loan losses.

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Net interest income/(loss)

After deducting for interest expense and provision for loan losses, net interest loss was $3.98 million for the nine months ended September 30, 2017, compared to net interest income of $19.54 million for the same period of last year. The decrease was mainly due to a decrease in total interest income and an increase in provision for loan losses.

Non-interest expenses

Salaries and employee surcharge for the nine months ended September 30, 2017 increased by $0.05 million, or 5.5%, to $0.84 million from $0.79 million for the same period of last year. Business taxes and other taxes for the nine months ended September 30, 2017 decreased by $0.50 million, or 78.4%, to $0.14 million from $0.64 million for the same period of last year. Other operating expenses increased by $0.08 million, or 5.5%, to $1.48 million from $1.40 million for the same period of last year. As a result, total non-interest expenses for the nine months ended September 30, 2017 decreased by $0.37 million, or 13.4%, to $2.46 million from $2.83 million for the same period of last year, which mainly due to the following reasons: (1) new recruitment in 2017 has increased the total employee expenses; (2) the transformation from business tax to value-added tax in May 2016 has reduced the business tax expenses; and (3) other operating expenses increased after the Company became a U.S. listed company in July 2016.

Income/(loss) before income tax, net income/(loss) and EPS

For the nine months ended September 30, 2017, loss before income tax was $6.35 million, compared to income before income tax of $16.74 million for the same period of last year. Income tax benefit was $0.73 million for the nine months ended September 30, 2017, compared to income tax expense of $3.02 million for the same period of last year.

For the nine months ended September 30, 2017, net loss was $5.62 million, compared to net income of $13.72 million for the same period of last year. After deducting for dividends paid for the Series A Convertible Redeemable Preferred Stock, net loss allocated to ordinary shareholders was $6.13 million, compared to net income allocated to ordinary shareholders of $13.56 million for the same period of last year.

Basic and diluted loss per share were $0.37 for the nine months ended September 30, 2017, compared to basic and diluted earnings per share of $0.71 and $0.67, respectively, for the same period of last year.

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Loan Portfolio

	For the Nine Months Ended September 30,
	2017				2016
	No. of loans	%	Loan amount ($M)%		No. of loans	%	Loan amount ($M)%
Supply chain financing	103	34.3%	90.57	50.9%	156	47.4%	137.68	56.2%
Commerce & service	166	55.3%	62.20	34.9%	112	34.0%	67.79	27.7%
Manufacturing	6	2.0%	2.68	1.5%	16	4.9%	7.86	3.2%
Real estate	8	2.7%	11.83	6.7%	10	3.0%	9.54	3.9%
Agriculture	5	1.7%	4.84	2.7%	18	5.5%	16.40	6.7%
Energy and mining	6	2.0%	3.50	2.0%	3	0.9%	3.83	1.6%
Consumer credit	2	0.7%	0.05	0.0%	10	3.1%	0.64	0.3%
Others	4	1.3%	2.33	1.3%	4	1.2%	1.20	0.4%
Total	300	100.0%	178.00	100.0%	329	100.0%	244.94	100.0%

As of September 30, 2017, the Company’s loans covered over seven industries, including supply chain financing, commerce and service, agriculture, real estate, manufacturing, energy and mining and consumer credit. The Company issued 300 loans which aggregated to $178.00 million for the nine months ended September 30, 2017, compared to 329 loans which aggregated to $244.94 million for the same period last year. Supply chain financing was the largest segment, accounting for 50.9% of total loan amount with 103 loans issued for the nine months ended September 30, 2017. Commerce and service was the second largest segment, accounting for 34.9% of total loan amount with 166 loans issued for the nine months ended September 30, 2017.

Financial Condition

As of September 30, 2017, the Company had cash and cash equivalents of $1.26 million, compared to $4.50 million at the end of 2016. Net loans receivable was $151.69 million as of September 30, 2017, compared to $148.29 million as of December 31, 2016. Short-term bank loans, loans from a cost investment investee and a secured loan were $11.67 million, $15.03 million and $15.00 million, respectively, as of September 30, 2017, compared to $7.47 million, $14.40 million and $14.15 million, respectively, as of December 31, 2016.

The capital liquidity of the Company was negatively influenced by a decrease in cash inflows provided by operating activities. As of September 30, 2017, $5.25 million short-term bank loans and $3.76 million loans from a cost investment investee were overdue. The Company is actively negotiating with borrowers to extend these loans.

Management believes that it has developed a liquidity plan that, if executed successfully, will provide sufficient liquidity to meet the Company obligations for a reasonable period of time. The Company is actively seeking other strategic investors with experience in lending business. In order to meet the capital needs for our continued operations, we continue to use our best effort to improve our collection of loans receivable and interest receivable. While management believes that the measures in the liquidity plan will be adequate to satisfy its liquidity and cash flow requirements for a reasonable period of time, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan will have a material adverse effect on the Company’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern.

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About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, with a registered capital of $94.7 million as of December 31, 2016, China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the ability to recognize the anticipated benefits of our recent business combination, which may be affected by, among other things, closing proceeds, competition and the ability of the business to grow and manage growth profitably; (3) the outcome of any legal proceedings that may be instituted against the Company; (4) changes in applicable laws or regulations; (5) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (6) other risks and uncertainties indicated from time to time in the proxy statement filed by the Company in connection with the business combination, including those under “Risk Factors” therein, and other factors identified in the Company’s prior and future filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

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china lending corporation

unaudited consolidated Balance Sheets

	As of
	September 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Cash and cash equivalents	$1,255,551	$4,496,588
Loans receivable - third parties, net	148,446,673	148,293,427
Loans receivable - related parties, net	3,245,729	—
Interest and fee receivable, net	3,281,942	1,075,410
Cost method investment	3,756,630	3,599,831
Property and equipment, net	65,961	88,463
Intangible asset, net	81,216	55,480
Deferred tax assets	2,668,950	861,607
Other assets	520,503	485,765
Total Assets	$163,323,155	$158,956,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Short-term bank loans	$11,666,105	$7,472,530
Loan from a related party, a cost investment investee	15,026,522	14,399,324
Secured loan	14,996,469	14,154,968
Dividends payable	480,000	4,108,721
Taxes payable	69,650	1,125,379
Convertible promissory note payable	—	650,000
Other liabilities	5,541,678	3,876,502
Total liabilities	$47,780,424	$45,787,424

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of September 30, 2017 and December 31, 2016.	8,794,527	8,913,327

Shareholders’ Equity
Ordinary Shares, no par value; unlimited shares authorized; 23,758,817 and 22,898,864 shares issued and outstanding as of September 30, 2017 and December 31, 2016, respectively	—	—
Additional paid-in capital	96,977,528	91,644,559
Statutory reserves	6,536,238	6,536,238
Retained earnings	7,615,058	15,691,462
Accumulated other comprehensive loss	(4,380,620)	(9,616,439)
Total Shareholders’ Equity	106,748,204	104,255,820
Total Liabilities and Shareholders’ Equity	$163,323,155	$158,956,571

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china lending corporation

unaudited CONSOLIDATED Statements of OPERATIONS and Comprehensive Income/(LOSS)

	For the nine months ended		For the three months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest and fee income
Interest and fees on loans – third parties	$18,898,419	$26,767,437	$2,804,865	$8,994,392
Interest and fees on loans – related parties	249,790	133,891	112,363	21,666
Interest on deposits with banks	904	3,585	96	748
Total interest and fee income	19,149,113	26,904,913	2,917,324	9,016,806

Interest expense
Interest expense on short-term bank loans	(1,164,582)	(500,301)	(395,079)	(211,124)
Interest expense and fees on secured loan	(1,223,176)	(1,979478)	(415,947)	(514,738)
Interest expense on loans from a related party, a cost investment investee	(1,337,088)	(1,375,684)	(454,670)	(442,445)
Total interest expense	(3,724,846)	(3,855,463)	(1,265,696)	(1,168,307)

Provision for loan losses	(19,408,306)	(3,513,946)	(17,347,900)	(1,856,823)
Net Interest Income/(Loss)	(3,984,039)	19,535,504	(15,696,272)	5,991,676

Non-interest income	90,258	37,590	74,946	37,495

Non-interest expenses
Salaries and employee surcharge	(835,757)	(792,130)	(195,014)	(318,631)
Business taxes and other taxes	(137,771)	(638,441)	(23,908)	(64,520)
Other operating expenses	(1,479,353)	(1,402,567)	(394,106)	(946,374)
Total non-interest expenses	(2,452,881)	(2,833,138)	(613,028)	(1,329,525)

Income/(Loss) Before Income Tax	(6,346,662)	16,739,956	(16,234,354)	4,699,646
Income tax benefit/(expense)	729,307	(3,021,516)	2,400,528	(831,755)
Net Income/(Loss)	(5,617,355)	13,718,440	(13,833,826)	3,867,891

Dividend – Convertible Redeemable Class A Preferred Stock	(514,800)	(161,727)	(171,600)	(161,727)
Net income/(loss) allocated to ordinary shareholders	(6,132,155)	13,556,713	(14,005,426)	3,706,164

Other comprehensive income/(loss)
Foreign currency translation adjustments	5,235,819	(2,932,586)	2,287,681	(389,459)
Comprehensive Income/(Loss)	$(381,536)	$10,785,854	$(11,546,145)	$3,478,432

Weighted-average common shares outstanding – basic	16,760,185	19,207,348	18,422,783	15,938,064
Weighted-average common shares outstanding – diluted	16,760,185	20,109,456	18,422,783	16,653,064
Earnings/(loss) per share to ordinary shareholders – Basic	$(0.37)	$0.71	$(0.76)	$0.23
Earnings/(loss) per share to ordinary shareholders – Diluted	$(0.37)	$0.67	$(0.76)	$0.22

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